EXHIBIT 12.3

PSEG POWER LLC
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Years Ended
	September 30,		December 31,
	2015	2014	2014	2013	2012	2011	2010
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	1,152	717	$1,251	$1,063	$1,099	$1,703	$1,932
(Income) Loss from Equity Investees, net of Distributions	2	(1)	3	(10)	(6)	(12)	(8)
Fixed Charges	115	112	150	143	164	208	238
Capitalized Interest	2	2	1	1	(6)	(10)	(63)
Total Earnings	$1,271	$830	$1,405	$1,197	$1,251	$1,889	$2,099
Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	112	109	$146	$139	$161	$205	$235
Interest Factor in Rentals	3	3	4	4	3	3	3
Total Fixed Charges	$115	$112	$150	$143	$164	$208	$238

Ratio of Earnings to Fixed Charges	11.05	7.41	9.37	8.37	7.63	9.08	8.82

(A)
The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity method investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, and (c) an estimate of interest implicit in rentals.